Mail Stop 4561

July 13, 2009

John Gross, Chief Financial Officer
Majesco Entertainment Company
160 Raritan Center Parkway
Edison, New Jersey 08837

> **Re:** **Majesco Entertainment Company**
> **Registration Statement on Form S-3**
> **Filed June 15, 2009**
> **File No. 333-159980**
>
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **Filed January 29, 2009**
> **File No. 001-32404**

Dear Mr. Gross:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter

Form S-3

General

1. We note that you did not provide management's report on your internal control over financial reporting pursuant to Item 308T of Regulation S-K in your Form 10-K for the fiscal year ended October 31, 2008. Failure to provide

management's report renders the Form 10-K materially deficient. As a result, you are not timely or current in your Exchange Act reporting and, thus, are ineligible to use the Form S-3. See Question 115.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K. Please withdraw your registration statement pursuant to Rule 477 under the Securities Act or advise.

2.   In addition to the form eligibility issue noted in the preceding comment, it is not clear to us which of the transaction requirements specified in General Instruction I.B. of Form S-3 that your transaction satisfies. Please note that if you are relying on General Instruction I.B.6, you must disclose on the outside front cover page of the prospectus the calculation of the market value of your public float and the amount of all securities offered during the prior 12 calendar months that ends on, and includes, the date of the prospectus. See Instruction 7 to General Instruction I.B.6 of Form S-3. If you believe that comment 1 is not applicable and that you are eligible to use Form S-3, please provide us with your analysis as to which requirement of Item I.B of Form S-3 that your transaction satisfies.

Form 10-K for the Fiscal Year Ended October 31, 2008

Item 9A. Controls and Procedures, page 39

3.   It does not appear that your management has performed its assessment of internal control over financial reporting as of October 31, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting pursuant to Item 308T of Regulation S-K. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

4.   Please also explain the impact on your disclosure controls and procedures of the failure to provide management's report on internal control over financial reporting, including your need to address this failure in future filings and your views regarding the need to revise your conclusion as to the effectiveness of your disclosure controls and procedures in your Form 10-K for the fiscal year ended October 31, 2008, and subsequent quarters.

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As appropriate, please amend your filing(s) in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551-3456. In addition, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551- 3735, if your thereafter have any other questions.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via Facsimile (212) 983-3115
        Todd E. Mason, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo, P.C.